UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC

(Translation of registrant’s name into English)

66 Seymour Street, Second Floor

London, W1H 5BT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F     ☒  Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

2017 Annual General Meeting of International Game Technology PLC

On April 26, 2017, International Game Technology PLC (“IGT PLC” or the “Company”) announced the release of its Notice of 2017 Annual General Meeting (“2017 AGM”) and Annual Report and Accounts for the fiscal year ended December 31, 2016.  The 2017 AGM will be held at the Hyatt Regency London, 30 Portman Square, London, W1H 7BH, United Kingdom on May 22, 2017 at 2:00pm British Summer Time (BST).

The following exhibits are furnished herewith:

Exhibit Number	Description

99.1	Notice of Annual General Meeting dated April 26, 2017

99.2	International Game Technology PLC Annual Report and Accounts for the fiscal year ended December 31, 2016

99.3	2017 Annual General Meeting Proxy Card

99.4	Press release dated April 26, 2017

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2017	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

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EXHIBIT INDEX

Exhibit Number	Description

99.1	Notice of Annual General Meeting dated April 26, 2017

99.2	International Game Technology PLC Annual Report and Accounts for the fiscal year ended December 31, 2016

99.3	2017 Annual General Meeting Proxy Card

99.4	Press release dated April 26, 2017

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